Exhibit 99.1

LICENSE AGREEMENT

Dated as of May 5, 2016

by and between

DURATA THERAPEUTICS INTERNATIONAL B.V.

and

CORREVIO INTERNATIONAL Sárl

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8.3	Publicity	23
Article IX REPRESENTATIONS AND WARRANTIES; COVENANTS		23
9.1	Representations and Warranties	23
9.2	Licensee Representations and Warranties	24
9.3	Allergan Representations and Warranties	24
9.4	Covenants	25
Article X PATENT AND TRADEMARK PROSECUTION, DEFENSE AND INFRINGEMENT		26
10.1	Ownership	26
10.2	Protection of Rights	26
10.3	Allergan Patent Rights	26
10.4	Cooperation	27
10.5	Third Party Infringement	27
10.6	Claimed Infringement	28
10.7	Other Infringement Resolutions	29
10.8	Trademarks.	29
Article XI INDEMNIFICATION; INSURANCE		29
11.1	Indemnification by Licensee	29
11.2	Indemnification by Allergan	30
11.3	Indemnification Procedure	30
11.4	Apportionment	30
11.5	Limitation of Liability	30
11.6	Insurance	31
Article XII NON-COMPETITION		31
Article XIII RECORDS		32
13.1	Financial Records	32
13.2	Retention of Records	32
Article XIV TERM AND TERMINATION		32
14.1	Term	32
14.2	Mutual Termination Rights	33
14.3	Termination by Allergan	33
14.4	Effect of Termination	33
14.5	Survival	34
Article XV MISCELLANEOUS		34
15.1	Relationship of the Parties	34
15.2	Registration and Filing of this Agreement	35
15.3	Force Majeure	35
15.4	Choice of Law	35
15.5	Dispute Resolution	36
15.6	Remedies Cumulative	37

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15.7	Assignment	37
15.8	Notices	37
15.9	Invalid Provisions	38
15.10	Headings	38
15.11	Interpretation	38
15.12	Waiver	38
15.13	Entire Agreement; Amendments	39
15.14	No License	39
15.15	Third Party Beneficiaries	39
15.16	Counterparts	39
15.17	Compliance with Law	39
Article XVI PARENT GUARANTEE		39
16.1	Guarantee	39
16.2	Representations and Warranties	40

EXHIBITS

Exhibit A	Supply Agreement
Exhibit B	Allergan Patent Rights
Exhibit C	Product
Exhibit D	Compound
Exhibit E	Allergan Trademarks Quality Standards

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LICENSE AGREEMENT

This License Agreement (this “Agreement”), effective as of May 5, 2016 (the “Effective Date”), is made by and between Durata Therapeutics International B.V., a private limited company registered in the Netherlands with offices at Barbara Strozzilaan 101, Spaces Zuida, Amsterdam, the Netherlands (“Allergan”), and Correvio International Sárl, a Swiss corporation with offices at Rue des Alpes 21, Case postale 1674, 1201 Geneva, Switzerland (“Licensee”). Each of Allergan and Licensee is referred to herein individually as a “Party” and collectively as the “Parties.” Certain capitalized terms have the meanings provided in Article I below.

WHEREAS, Allergan and/or its Affiliates Controls certain Patent Rights and Know-How with respect to the product known as dalbavancin;

WHEREAS, Allergan and Licensee desire that Licensee Commercialize the Product in the Territory for the Field on the terms and conditions of this Agreement; and

WHEREAS, simultaneously with the execution of this Agreement, Allergan and Licensee are entering into the Supply Agreement;

NOW, THEREFORE, for and in consideration of the foregoing and the representations, covenants and agreements contained herein, Allergan and Licensee, intending to be legally bound, hereby agree as follows:

Article I
DEFINITIONS

“Affiliate” shall mean, with respect to a Party, any Person that directly or indirectly controls, is controlled by, or is under common control with such Party. A Person shall be deemed to “control” another Person if (i) it owns, directly or indirectly, at least fifty percent (50%) of the issued and outstanding voting securities, capital stock, or other comparable equity or ownership interest of such other Person; or (ii) it has the de facto ability to control or direct the management of such other Person. If the Laws of the jurisdiction in which such Person operates prohibit ownership by a Person of fifty percent (50%) or more, “control” shall be deemed to exist at the maximum level of ownership allowed by such jurisdiction, provided, however, that there is a de facto ability to direct or control its management.

“Agent” of a Person shall mean employees, agents, advisers, representatives, consultants, accountants and counsel of such Person.

“Agreement” has the meaning set forth in the preamble hereto.

“Allergan” has the meaning set forth in the preamble hereto.

“Allergan Cost of Goods Sold” has the meaning set forth in the Supply Agreement.

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“Allergan Global Branding Strategy” shall mean Allergan’s global commercial and branding strategy for the Product as in effect and provided by Allergan to Licensee from time to time.

“Allergan Global Pricing Strategy” shall mean Allergan’s global pricing strategy for the Product as in effect and provided by Allergan to Licensee from time to time.

“Allergan Indemnitees” has the meaning set forth in Section 11.1.

“Allergan IP” shall mean, collectively, Allergan Know-How, Allergan Patent Rights and Allergan Trademarks.

“Allergan Know-How” shall mean all Know-How Controlled by Allergan or its Affiliates during the Term relating to the Product, to the extent having application in the Field in the Territory.

“Allergan Patent Rights” shall mean all Patent Rights Controlled by Allergan or its Affiliates during the Term relating to the Product, to the extent having application in the Field in the Territory, including the patents and patent applications listed on Exhibit B.

“Allergan Trademarks” shall mean the trademark “XYDALBA” or such other Trademark as Allergan may reasonably select for Commercialization of the Product in any country in the Territory.

“Allergan’s Knowledge” shall mean the actual knowledge of Thomas Poche without investigation.

“Alliance Manager” has the meaning set forth in Section 3.4.

“Ancillary Agreements” shall mean the Supply Agreement, the Pharmacovigilance Agreement, the Quality/Technical Agreement and any other agreements contemplated hereunder.

“Annual Net Sales” shall mean the Net Sales of the Product in the Territory in a Calendar Year.

“Annual Plan” has the meaning set forth in Section 4.3(b).

“Authorized Generic Version” shall mean a Generic Version of the Product which is being Commercialized by, or pursuant to a license or other authorization granted by, Allergan or its Affiliates.

“Business Day” shall mean any day that is not a Saturday or a Sunday or a day on which banks are authorized or required to close in New York, New York, USA.

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“Calendar Quarter” shall mean each respective period of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31, provided that the first Calendar Quarter shall be the period from the Effective Date through June 30, 2016.

“Calendar Year” shall mean each respective period of twelve (12) consecutive calendar months ending on December 31, provided that the first Calendar Year shall be the period from the Effective Date through December 31, 2016.

“Cardiome” has the meaning set forth in Section 16.1.

“Claim” or “Claims” shall mean any charge, allegation, notice, civil, criminal or administrative claim, demand, complaint, cause of action, proceeding or investigation.

“Commercialization” and “Commercialize” shall mean activities relating to the import, advertising, promotion and other marketing, pricing and reimbursement, detailing, distribution, shipping, handling, offering for sale and selling, and customer service and support in relation to the Product. For the avoidance of doubt, “Commercialization” does not include Manufacturing of the Product.

“Commercially Reasonable Efforts” shall mean that degree of skill, effort, expertise, and resources normally used by a global pharmaceutical company, with respect to fulfilling a particular development, regulatory, or marketing activity for a compound owned by it or to which it has rights, which is of similar market potential at a similar stage in its product life relative to the Compound and the Product, taking into account the competitiveness of the marketplace, the proprietary position of the Compound and the Product, the regulatory structure involved, the profitability of the applicable products, and other relevant factors including technical, legal, scientific or medical factors.

“Competing Product” shall mean [redacted in accordance with Section 12.2(3) of National Instrument 51-102]

“Compound” shall mean dalbavancin, as described with greater specificity in Exhibit D.

“Confidential Information” shall mean any and all information and data, including all scientific, pre-clinical, clinical, regulatory, manufacturing, marketing, financial, trade secret and commercial information or data, whether communicated in writing or orally or by any other method, which is provided by one Party or its Affiliates to the other Party or its Affiliates in connection with this Agreement. The terms of this Agreement shall also constitute Confidential Information of the Parties.

“Control” or “Controlled” shall mean, with respect to any intellectual property right or other intangible property, the possession (whether by license or ownership, or by control over an Affiliate having possession by license or ownership) by a Party of the ability to grant to the other Party access and/or a license or sublicense as provided herein without violating the terms of any agreement with any Third Party.

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“Damages” shall mean any and all any damages, losses, liabilities, costs and expenses (including court and arbitration costs and reasonable attorneys’ fees), judicial or arbitration damage awards, and settlement payments.

“Develop” or “Development” shall mean activities relating to the pre-clinical and clinical drug development of the Product or the updating or review of product labeling, including test method development and stability testing, assay development, toxicology, formulation, quality assurance/quality control development, statistical analysis, pharmacokinetic studies, clinical trials (including research to design clinical trials) and any other research and development activities with respect to the Product in order to obtain Regulatory Approval of the Product.

“Disclosing Party” has the meaning set forth in Section 8.1.

“Dispute” has the meaning set forth in Section 15.5(a).

“Effective Date” has the meaning set forth in the preamble hereto.

“Ex Work Price per Unit” shall mean the net amount invoiced by Licensee, its Affiliates and permitted sublicensees to customers for sales of the Product in the Territory (but not including sales between Licensee, its Affiliates and permitted sublicensees) thus including in the calculation (i) by law trade discounts and (ii) customs or excise taxes including without limitation import duties, sales tax and other taxes (except income taxes but including as an example VAT) or duties relating to sales.

“Field” shall mean the Initial Indication and any New Indications approved for inclusion in the Field pursuant to Section 4.1(c).

“Force Majeure” has the meaning set forth in Section 15.3.

“GAAP” has the meaning set forth in this Article I.

“Generic Version” shall mean any product that contains the same active pharmaceutical ingredient(s) and is delivered through the same route of administration as the Product and is approved pursuant to an abbreviated regulatory process based on the clinical data for the Product and studies showing that such product is equivalent to such Product.

“Governmental Authority” shall mean any court, tribunal, arbitrator, agency, commission, official or other instrumentality of (i) any government of any country; (ii) a federal, state, province, county, city or other political subdivision thereof; or (iii) any supranational body.

“Gross Profits” shall mean, [redacted in accordance with Section 12.2(3) of National Instrument 51-102]

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“ICC” has the meaning set forth in Section 15.5(a).

“Indemnitee” has the meaning set forth in Section 11.3.

“Infringement Claim” has the meaning set forth in Section 10.6(a).

“Initial Indication” means acute bacterial skin and skin structure infections.

“Initial Term” has the meaning set forth in Section 14.1.

“Intellectual Property” shall mean, collectively, all intellectual property rights and similar proprietary rights, including Trademarks, copyrights, Know-How and Patent Rights, whether registered or unregistered, and all applications and registrations to register, and renewals and extensions of, any of the foregoing.

“JCC” has the meaning set forth in Section 3.1(a).

“Know-How” shall mean information, technology, trade secrets, methods, knowledge, know-how, data (including clinical and regulatory data), records and documentation.

“Launch Date” shall mean, with respect to a given country in the Territory, the date of the first commercial sale of the Product in such country.

“Laws” shall mean all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any Governmental Authority, including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act and the rules and regulations thereunder.

“License” has the meaning set forth in Section 2.1(a).

“Licensee” has the meaning set forth in the preamble hereto.

“Licensee Indemnitees” has the meaning set forth in Section 11.2.

“Manufacturing” or “Manufacture” shall mean, as applicable, all activities associated with the production, manufacture, processing, filling, finishing, packaging, labeling, and shipping, including process and formulation development, process validation, stability testing, manufacturing scale-up, pre-clinical, clinical and commercial manufacture and analytical development, product characterization, quality assurance and quality control development, testing and release.

“Marketing Materials” has the meaning set forth in Section 4.2(a)(ii).

“Minimum Pricing Approval” has the meaning set forth in Section 5.1(b).

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“Net Sales” shall mean, [redacted in accordance with Section 12.2(3) of National Instrument 51-102]

“New Indication” means any indication other than the Initial Indication.

“New Indication Notice” has the meaning set forth in Section 4.1(c).

“Party” and “Parties” have the meaning set forth in the preamble hereto.

“Patent Rights” shall mean all patents (including all reissues, extensions, substitutions, confirmations, re-registrations, re-examinations, revalidations, supplementary protection certificates and patents of addition) and patent applications (including all provisional applications, requests for continuation, continuations, continuations-in-part and divisionals) and all equivalents of the foregoing in any country of the Territory.

“Person” shall mean any natural person, corporation, general partnership, limited partnership, joint venture, proprietorship or other business organization.

“Pharmacovigilance Agreement” shall mean the agreement referred to as such in Section 6.7.

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“Pre-Commercialization Plan” has the meaning set forth in Section 4.3(a).

“Pricing Approval” shall mean price and reimbursement approvals wherever such approvals are required by the applicable Regulatory Authority in the Territory for sale of the Product in the country or other jurisdiction governed by such Regulatory Authority.

“Product” shall mean the pharmaceutical composition containing the Compound in finished pharmaceutical form as described with greater specificity in Exhibit C, including any and all presentations, analogs and formulations of such composition to be developed or approved by Allergan during the Term.

“Product Liability Claim” shall mean a Claim made by a Third Party that arises as a result of the use of the Product in the Territory during the Term that results in personal injury or death.

“Quality/Technical Agreement” shall mean the agreement referred to as such in Section 7.2.

“Recall” shall mean a recall of the Product in the Territory.

“Receiving Party” has the meaning set forth in Section 8.1.

“Registration Dossier” shall mean, with respect to the Product, the package of technical and clinical information and data concerning such Product (and relevant manufacturing site) that is prepared by Allergan or its Affiliates for use in seeking any relevant Regulatory Approval.

“Regulatory Approval” shall mean, with respect to the Product in a particular country in the Territory, the receipt of all regulatory approvals (including Pricing Approval, if required) necessary for the distribution, marketing and sale of the Product in that country as granted by the relevant Regulatory Authority(ies).

“Regulatory Authority” shall mean any applicable Governmental Authority responsible for granting approvals for the Development or Commercialization of the Product in the Territory.

“Renewal Term” has the meaning set forth in Section 14.1.

“Senior Executives” shall mean, in the case of Allergan, President, Branded Pharma or an executive that is the functional equivalent thereto, and in the case of Licensee, either Director, Correvio International Sárl, or, President and CEO, Cardiome Pharma Corp.

“Special Country(ies)” shall mean Egypt, Iran, Iraq, Saudi Arabia, Yemen, Syria, United Arab Emirates, Israel, Jordan, Palestine, Lebanon, Kuwait, Oman, Qatar, and Bahrain.

“Supply Agreement” shall mean that certain Supply Agreement for the Product signed by the Parties on the Effective Date and attached hereto as Exhibit A.

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“Term” has the meaning set forth in Section 14.1.

“Territory” shall mean the United Kingdom, Germany, France, Denmark, Iceland, Finland, Malta, Norway, Sweden, Belgium, Netherlands, Luxemburg, Ireland, Switzerland, Canada and the Special Countries.

“Third Party” shall mean a Person who is not a Party or an Affiliate of a Party.

“Trademark” shall mean any word, name, symbol, color, designation or devise or any combination thereof, including any trademark, trade dress, brand mark, service mark, trade name, brand name, logo or business symbol, whether or not registered.

Article II
LICENSE GRANTS

2.1           License Grants by Allergan.

(a)          License. Subject to the terms and conditions of this Agreement, Allergan hereby grants to Licensee during the Term an exclusive, non-transferable (other than pursuant to Section 15.7), sublicenseable (solely pursuant to Section 2.1(b)), royalty-bearing license under Allergan IP to Develop, use, import, promote, market, offer for sale, sell, distribute and otherwise Commercialize the Product solely in the Field in the Territory (the “License”). Notwithstanding anything in this Agreement to the contrary, the License shall not include the right for Licensee to, and Licensee shall not, Manufacture, Commercialize or Develop any Generic Version of the Product.

(b)         Sublicensing. Licensee shall have the right to grant sublicenses of the License to its Affiliates upon written notice to Allergan and to Third Parties upon the prior written approval of Allergan, such approval not to be unreasonably withheld. Any such authorized sublicensee shall agree to comply with all applicable terms of this Agreement, and Licensee shall at all times be responsible and liable for the actions and omissions of such authorized sublicensee(s).

(c)         Allergan Trademark. Licensee will obtain Allergan’s approval for any proposed use of any Allergan Trademark. Further, Licensee shall use the Allergan Trademarks in compliance with any guidelines provided by Allergan from time to time and, in any event, only in connection with the sale or offering for sale of the Product in the applicable country within the Territory.

(d)          Limitations on Rights. For clarity, Licensee has no rights under the Allergan IP to (and shall not) (i) Manufacture or have Manufactured the Product anywhere in the world or (ii) Develop, use, import, promote, market, offer for sale, sell, distribute or otherwise Commercialize the Product outside of the Territory.

2.2           Additional Information. Allergan agrees to provide Licensee, on reasonable request and without additional consideration, all information in Allergan’s and/or its Affiliates’ Control that is reasonably required in connection with Commercialization of the Product in the Territory.

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2.3           No Other Rights. Except as otherwise expressly provided in this Agreement, under no circumstances shall a Party hereto, as a result of this Agreement, obtain any ownership interest, license or other right in any Intellectual Property of the other Party.

Article III
GOVERNANCE

3.1           Joint Collaboration Committee.

(a)          Formation; Representatives. Within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] after the Effective Date, the Parties shall establish a Joint Collaboration Committee (the “JCC”) to oversee all activities of the Parties contemplated by this Agreement and the Ancillary Agreements. The JCC shall be comprised of three (3) representatives designated by Licensee and three (3) representatives designated by Allergan, each of which shall be of the seniority and experience appropriate for participation therein, in light of the functions, responsibilities and authority of the JCC. One or more of the representatives designated by each Party shall have Development and Commercialization experience. Each Party shall make its designation of its representatives not later than [redacted in accordance with Section 12.2(3) of National Instrument 51-102] after the Effective Date. Each Party may change any one or more of its representatives at any time upon written notice to the other Party. If a Party’s representative is unable to attend a meeting, such Party may designate an alternate to attend such meeting in place of the absent representative. In addition, each Party may, subject to the other Party’s consent (not to be unreasonably withheld), invite non-voting employees, consultants or scientific advisors (provided they are engaged as such under written obligations of confidentiality no less protective of the Parties’ Confidential Information than as set forth in Section 8.1) to attend the meetings of the JCC.

(b)          Scope of Authority. The responsibilities of the JCC shall be to generally oversee the Parties’ activities pursuant to and in accordance with the terms of this Agreement and to serve as a forum for good faith communication and information exchange between the Parties. In addition, the responsibilities of the JCC shall include the following:

(i)          general oversight of and periodic review of the overall goals, strategy and progress of the Parties’ activities hereunder;

(ii)         review and approval of the Pre-Commercialization Plan, and any amendments thereto;

(iii)        review and approval of the Annual Plans, and any amendments thereto;

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(iv)        review and approval of the pricing of the Product, as contemplated under Article VI;

(v)         review and approval of all material branding and messaging relating to the Product in the Territory;

(vi)        review of Licensee’s activities in connection with the Commercialization of the Product in the Field in the Territory; and

(vii)       serving as a vehicle for resolving issues escalated by the Parties to the JCC.

3.2           Meetings; Decision-Making.

(a)          Meetings. The JCC shall meet [redacted in accordance with Section 12.2(3) of National Instrument 51-102] during the Term. The location of JCC meetings, when in person, shall alternate between Licensee’s and Allergan’s offices unless otherwise agreed by the Parties. At each meeting, the Parties shall provide updates on the status of their respective responsibilities under this Agreement and the Ancillary Agreements. The meetings of the JCC may be held by means of a telephone or video conference call or in person as mutually agreed by the Parties. The JCC may take action by vote at a meeting or telephone or video conference call, or pursuant to a written vote. Each Party shall bear its own travel and lodging expenses related to participation in and attendance at such meetings by its JCC representatives.

(b)          Chairpersons. The JCC shall have two (2) co-chairpersons, with each of Licensee and Allergan electing one (1) co-chairperson. None of the chairpersons shall have any greater authority than any other representative to the JCC. Each chairperson shall have the right to call a meeting in accordance with this Agreement and shall have the responsibility, working with the other Party’s chairperson, to (i) prepare and issue drafts for review and minutes of each such meeting within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] thereafter; (ii) ensure that any decision-making delegated to the JCC is carried out in accordance with this Section 3.2; and (iii) prepare and circulate an agenda in advance of all meetings.

(c)          Decision-Making.

(i)          All decisions of the JCC with respect to matters over which it has approval rights in accordance with this Article III shall be made by unanimous vote of the JCC’s representatives, with each Party’s representatives collectively having one (1) vote.

(ii)         In the event that the JCC is, after a period of [redacted in accordance with Section 12.2(3) of National Instrument 51-102] unable to make a decision due to a lack of required unanimity, either Party may submit the matter being considered to the Senior Executives for a joint decision. In such event, the JCC, by written notice to each Party, shall formally request that the dispute be resolved by the Senior Executives, specifying the nature of the dispute with sufficient specificity to permit adequate consideration by such Senior Executives. The Senior Executives shall diligently and in good faith, attempt to resolve the referred dispute expeditiously and, in any event, within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] of receiving such written notification. For the avoidance of doubt, any disputes referred to the Senior Executives for resolution pursuant to this Section 3.2(c)(ii) shall not be subject to any dispute resolution mechanism or procedure other than pursuant to this Section 3.2(c)(ii).

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(iii)        In the event the Senior Executives are unable to reach a resolution of any referred dispute within such [redacted in accordance with Section 12.2(3) of National Instrument 51-102] period, the resolution and/or course of conduct of such matter shall be determined by [redacted in accordance with Section 12.2(3) of National Instrument 51-102].

(d)          Limited Authority. The JCC shall not have the authority to amend or modify the terms of this Agreement or any Ancillary Agreement, to expand the JCC’s scope of authority or to determine any issue before the JCC in a manner that would conflict with the express terms and conditions of this Agreement.

3.3           Subcommittees. The JCC may establish and disband subcommittees and working groups from time to time in the JCC’s sole discretion.

3.4           Alliance Manager. Each Party shall appoint one of its employees as an “Alliance Manager” for this Agreement. Each Party’s Alliance Manager shall be responsible for coordinating with the other Party’s Alliance Manager regarding this Agreement and serving as a single point of contact for all aspects of this Agreement.

Article IV
DEVELOPMENT AND COMMERCIALIZATION

4.1           Development Activities.

(a)          Licensee will not Develop or have Developed the Products (including conducting medical or clinical trials of the Product or otherwise generating additional clinical data or performing additional analysis of existing clinical data for the Product) without the prior written approval of Allergan and pursuant to a mutually agreed upon clinical development program. In the case of studies required for Pricing Approval, Licensee may not conduct such studies without the prior written approval of Allergan, such approval not to be unreasonably withheld.

(b)          If mutually agreed upon by the Parties, Licensee shall Develop or co-Develop Products for sale in the Territory via participation in clinical trials conducted by Allergan outside of the Territory, via stand-alone trials within the Territory, via investigator-initiated clinical trials within the Territory or otherwise as agreed to by the Parties.

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(c)          If Allergan has finalized a development plan and budget to develop the Product for any New Indication for Regulatory Approval in the United States, it shall notify Licensee in writing and provide such development plan and budget for such New Indication to Licensee (the “New Indication Notice”). If Licensee is interested in such New Indication included within the Field, it shall notify Allergan within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] from the date of the New Indication Notice, whereupon the parties shall discuss and seek to agree within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] from the date of the New Indication Notice on (i) the portion of the Development costs associated with the Development of such New Indication payable by Licensee and (ii) the date upon which such New Indication shall be deemed included in the Field. If Licensee does not make the election set forth in the preceding sentence within such [redacted in accordance with Section 12.2(3) of National Instrument 51-102] period, or if the Parties do not reach agreement on Development cost sharing with respect to such New Indication within such [redacted in accordance with Section 12.2(3) of National Instrument 51-102] period, then such New Indication shall not be included in the Field and Licensee shall have no rights with respect to such New Indication.

(d)          Allergan shall use Commercially Reasonable Efforts to:

(i)          file with applicable Governmental Authorities in Canada and Switzerland all documents necessary for the Product to be used in a single dose regimen in such countries.

(ii)         conduct pediatric studies of the Product for the Territory (except for the Special Countries) as required by the applicable Regulatory Authorities in the Territory (except for the Special Countries).

(iii)        complete all post-Regulatory Approval actions for the Product in the Territory (except for the Special Countries) as required by the applicable Regulatory Authorities in the Territory (except for the Special Countries).

4.2           Commercialization Activities.

(a)          Licensee Commercialization Activities.

(i)          Subject to the terms and conditions of this Agreement, Licensee shall be responsible for all Commercialization activities in the Territory. Licensee shall use Commercially Reasonable Efforts to Commercialize the Product in the Territory for the Field. Licensee’s Commercialization activities with respect to the Product in the Territory shall be in accordance with the Allergan Global Branding Strategy and the Annual Plan.

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(ii)         Licensee shall create, at Licensee’s expense, all marketing and technical information concerning the Product that is necessary or helpful in the Commercialization of the Product in the Territory, including scientific, marketing, promotional and instructional materials and advertising literature, publications (including publications arising out of investigator-initiated clinical trials), brochures and other Product data and materials (collectively, the “Marketing Materials”); provided, however, that Licensee shall obtain Allergan’s written consent prior to its first use of any Marketing Materials. In addition, to the extent provided by Allergan, Licensee shall utilize scientific and marketing materials relating to the Products provided by Allergan in the Marketing Materials as directed by Allergan. All Marketing Materials shall include the Trademarks designated by Allergan to be included in such materials, including the Allergan Trademarks. All Trademarks used in such Marketing Materials shall remain the property of Allergan and in no event shall Licensee use the Allergan Trademarks or any Trademarks designated by Allergan for any purpose other than as provided in this Agreement. Any liability or Claim arising from the use or creation of such Marketing Materials shall be the sole responsibility of Licensee, except that Allergan shall be solely responsible for any such liability or Claim to the extent solely attributable to any information provided by Allergan to Licensee specifically for use in Marketing Materials.

(iii)        Licensee shall participate in and conduct, at its own expense, significant symposia, conventions, and sales meetings as deemed by Licensee, in its reasonable discretion, important to the Commercialization of the Product in the Territory.

(iv)        Licensee shall notify Allergan of any and all proposed material meetings or activities with key opinion leaders reasonably in advance of such meetings and shall allow Allergan to participate in such material meetings and activities.

(v)         Licensee shall be responsible for the storage and distribution of the Product within the Territory and shall also be responsible for the import of the Product into any of the countries within the Territory if Allergan or its Affiliates does not itself import the Product or Manufacture the Product within such country.

(vi)        Licensee shall devote adequate, dedicated time-share of its brand team, including commercial, medical and sales personnel to the Commercialization of the Product in the Territory.

(vii)       Subject to Allergan providing training pursuant to Section 4.2(b)(i) below, Licensee shall ensure that all of its employees and agents who are engaged in the promotion, marketing and/or sale of the Product under this Agreement are adequately trained with respect to the Product.

(viii)      Subject to Section 3.2(c)(iii), Licensee shall work together with Allergan in good faith to agree on a mutually acceptable branding and messaging strategy for the Product in the Territory consistent with the Allergan Global Branding Strategy.

(b)          Allergan Commercialization Activities.

(i)          Allergan shall provide (or offer to provide) to Licensee a reasonable level of Product-specific training (including training concerning medical information inquiries, adverse events and pharmacovigilance requirements) for Licensee personnel (e.g., sales force, medical liaisons or marketing personnel) in the Territory (excluding the Special Countries) at a mutually agreed upon time and place, as mutually agreed by the Parties.

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(ii)         Allergan shall advise and keep Licensee reasonably informed each Calendar Quarter on all material developments related to the Product, whether they be of a scientific, developmental, manufacturing, quality, commercial (including pricing updates), regulatory or legal nature, to the extent such developments could reasonably be expected to materially affect Licensee’s Commercialization of the Product in a country within the Territory that is not a Special Country; provided, however, if there is a matter of extraordinary significance concerning the Product, Allergan shall endeavor to provide Licensee with prompt notice of such event.

(iii)        Allergan shall provide Licensee with scientific, marketing and promotional materials (and any changes to such materials) within its possession or control relating to the Product in the Territory (excluding the Special Countries) in a reasonable timeframe.

(iv)        Allergan shall reasonably make Allergan staff members knowledgeable in the Product available to Licensee on an as-needed basis upon reasonable prior notice to address any questions or concerns relating to the Product in the Territory (excluding the Special Countries).

(v)         Allergan shall provide Licensee with the Allergan Global Pricing Strategy.

(vi)        Subject to Section 3.2(c)(iii), Allergan shall work together with Licensee in good faith to agree on a mutually acceptable branding and messaging strategy for the Product in the Territory consistent with the Allergan Global Branding Strategy.

4.3           Plans and Reports.

(a)          At least [redacted in accordance with Section 12.2(3) of National Instrument 51-102] prior to the first Launch Date of the Product in the Territory or, if the Parties reasonably expect the first Launch Date of the Product in any country in the Territory to be less than [redacted in accordance with Section 12.2(3) of National Instrument 51-102] from the Effective Date, then as soon as is practicable with respect to such country in the Territory, Licensee shall prepare and provide to Allergan and the JCC a written pre-Commercialization plan (the “Pre-Commercialization Plan”) describing in detail the planned Commercialization of the Product in the Territory for the [redacted in accordance with Section 12.2(3) of National Instrument 51-102] period following such Launch Date. The Pre-Commercialization Plan shall include the following information with respect to the Product in the Territory: a review of core markets, key drivers, competitors and key environmental issues, brand vision and strategy, brand positioning, value proposition for payers, forecast, lifecycle management and franchise maximization plans, resource plans (including sales and marketing costs), field force, advertising and promotion and medical affairs activities and expenses. The JCC shall review and approve the Pre-Commercialization Plan and any and all amendments thereto.

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(b)          Within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] after the Effective Date, Licensee shall prepare and provide to Allergan with a business plan, marketing plan and sales forecast (such plans and forecast, as amended and updated from time to time in accordance with this Section 4.3(b), the “Annual Plan”) to cover in detail the Development and Commercialization of the Product in the Territory for the remainder of the first Calendar Year and the next full Calendar Year. The Annual Plan shall include the following information with respect to the Product in the Territory: brand vision and strategy (including positioning branding and key messaging), market and competitive map (including main opportunities for brand, key issues to address, market segmentation, business insight and market research plans), strategic communications (including global congresses, publication plans, ad boards/key opinion leader advocacy, Phase IV plans, medical education programs and public relations), price and market access considerations and plans, sales forecast (including sales, market share and days of therapy) and expenses (including sales force, advertising and promotion). Thereafter, Licensee shall, on an annual basis prepare and provide to Allergan an updated Annual Plan to cover the forthcoming Calendar Year. The JCC shall review and approve the Annual Plan and any and all amendments thereto.

(c)          Within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] after each Calendar Quarter, Licensee shall provide Allergan with (i) unit and sales volume reports of the Product with [redacted in accordance with Section 12.2(3) of National Instrument 51-102] rolling sales forecasts and competing product performance data; (ii) inventory reports of the Product by SKU; and (iii) sales reports of the Product in the Territory.

4.4           Sales Force. Licensee will promote the Product solely through its own and its Affiliates’ sales force and will not rely upon contract sales forces unless consented to in advance in writing by Allergan.

4.5          Trademarks. The Product shall be promoted and sold in the Territory under the Allergan Trademarks licensed to Licensee pursuant to Section 2.1. The Product (including all packaging and packaging inserts) and all promotional materials shall contain a statement, displayed prominently, that such Product was Manufactured by Allergan for distribution by Licensee unless otherwise prohibited by Law.

4.6           Product Claims. Licensee shall ensure that no claims or representations in respect of the Compound, the Product or the respective characteristics thereof are made by or on behalf of it or its Affiliates (by members of its sales force or otherwise) that do not represent an accurate summary or explanation of the labeling of the Product or a portion thereof.

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Article V
PAYMENTS

5.1           Milestone Payments.

(a)          Initial Payment. As consideration for the rights and licenses granted hereunder, Licensee shall make a non-refundable payment to Allergan of Thirteen Million Dollars (U.S. $13,000,000) to be paid in two (2) installments as follows: (i) Five Million Dollars (U.S. $5,000,000) to be paid on or before [redacted in accordance with Section 12.2(3) of National Instrument 51-102] and (ii) Eight Million Dollars (U.S. $8,000,000) to be paid on or before [redacted in accordance with Section 12.2(3) of National Instrument 51-102]

(b)          Milestones. As consideration for the rights and licenses granted hereunder, Licensee shall pay to Allergan the following, non-refundable, one-time milestone payment amounts following the achievement of the following milestones by Licensee:

Milestone		Payment Due as a Result of Achievement of Milestone
1.	[redacted in accordance with Section 12.2(3) of National Instrument 51-102]	[redacted in accordance with Section 12.2(3) of National Instrument 51-102]
2.	[redacted in accordance with Section 12.2(3) of National Instrument 51-102]	[redacted in accordance with Section 12.2(3) of National Instrument 51-102]
3.	The First Calendar Year in which Annual Net Sales equal or exceed [redacted in accordance with Section 12.2(3) of National Instrument 51-102]	[redacted in accordance with Section 12.2(3) of National Instrument 51-102]
4.	The First Calendar Year in which Annual Net Sales equal or exceed [redacted in accordance with Section 12.2(3) of National Instrument 51-102]	[redacted in accordance with Section 12.2(3) of National Instrument 51-102]
5.	The First Calendar Year in which Annual Net Sales equal or exceed [redacted in accordance with Section 12.2(3) of National Instrument 51-102]	[redacted in accordance with Section 12.2(3) of National Instrument 51-102]

If milestone 1 is achieved [redacted in accordance with Section 12.2(3) of National Instrument 51-102] then payment shall be due within [redacted in accordance with Section 12.2(3) of National Instrument 51-102]. If milestone 1 is not achieved [redacted in accordance with Section 12.2(3) of National Instrument 51-102] then payment shall be due within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] after the milestone has been achieved. Payment under milestone 2 shall be due within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] after the milestone has been achieved. Payment under each of milestones 3, 4 and 5 shall be due within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] after the applicable Calendar Year in which such milestone has been achieved. For the avoidance of doubt, if achieved in the same Calendar Year, milestones 3, 4 and 5 will all be payable within the required time period following such Calendar Year, as provided in this paragraph.

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For the further avoidance of doubt, the Parties agree that, in respect of milestones numbered 1 and 2 as detailed in the table above, Pricing Approval shall not be deemed to have been received in the relevant country until the required Pricing Approval of equal to or greater than [redacted in accordance with Section 12.2(3) of National Instrument 51-102] per vial (Ex Work Price per Unit) (“Minimum Pricing Approval”) is achieved in such country. For the further avoidance of doubt, the Parties agree that Licensee shall not be required to launch the Product in a given country until the applicable Minimum Pricing Approval in such country is achieved. Each milestone payment shall only be deemed earned as of the achievement of the corresponding milestone set forth above.

5.2           Royalties.

(a)          Payment of Royalties. As consideration for the rights and licenses granted hereunder, Licensee shall pay to Allergan the tiered royalties set forth in Section 5.2(b) below on Annual Net Sales. Royalties will be payable on a quarterly basis and any such payments shall be made within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] days after the end of the Calendar Quarter during which the applicable Net Sales occurred. Licensee’s obligation to pay royalties pursuant to this Section 5.2 shall commence upon the first Launch Date and shall expire at the end of the Term.

(b)          Calculation of Royalties. The royalties payable under Section 5.2(a) shall be calculated based on Annual Net Sales for each Calendar Year as follows:

(i)          [redacted in accordance with Section 12.2(3) of National Instrument 51-102] on the portion of Annual Net Sales for such Calendar Year up to [redacted in accordance with Section 12.2(3) of National Instrument 51-102];

(ii)         [redacted in accordance with Section 12.2(3) of National Instrument 51-102] on the portion of Annual Net Sales greater than [redacted in accordance with Section 12.2(3) of National Instrument 51-102] and up to [redacted in accordance with Section 12.2(3) of National Instrument 51-102]; and

(iii)        [redacted in accordance with Section 12.2(3) of National Instrument 51-102] on the portion of Annual Net Sales greater than [redacted in accordance with Section 12.2(3) of National Instrument 51-102].

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For purposes of example, Annual Net Sales of [redacted in accordance with Section 12.2(3) of National Instrument 51-102] would result in a royalty due to Allergan equal to [redacted in accordance with Section 12.2(3) of National Instrument 51-102].

(c)         Generic Entry Event. If one (1) or more Generic Versions of the Product captures [redacted in accordance with Section 12.2(3) of National Instrument 51-102] or greater market share during a Calendar Quarter in any given country within the Territory, as measured by units, then the applicable royalty rate for such country for such Calendar Quarter shall be reduced by [redacted in accordance with Section 12.2(3) of National Instrument 51-102].

(d)          Reports. Each payment made to Allergan under this Section 5.2 shall be accompanied by a written report, showing, on a country-by-country basis with respect to the immediately preceding Calendar Quarter, (i) number of units of the Product sold in each country in the Territory, the Annual Net Sales in each country in the Territory and the calculation of the royalties due in aggregate for the Territory; and (ii) a good faith rolling forecast of expected royalties for the following [redacted in accordance with Section 12.2(3) of National Instrument 51-102] Calendar Quarters.

5.3           Currencies and Payment; Interest.

(a)         Wherever it is necessary to convert currencies in determining Net Sales, such conversion shall be made into Euros using the applicable average exchange rate for converting the applicable currency to the Euro as published by Bloomberg on the last Business Day of each month during the reporting Calendar Quarter. Wherever it is necessary to convert currencies in determining payments to be paid pursuant to this Agreement, such conversion shall be made into U.S. Dollars using the applicable average exchange rate for converting the applicable currency to the U.S. Dollar as published by Bloomberg on the last Business Day of each month during the reporting Calendar Quarter.

(b)          All sums due under this Agreement shall be payable in U.S. Dollars by bank wire transfer in immediately available funds to such bank account as Allergan shall designate. Licensee shall be liable to pay interest to Allergan on all overdue amounts from the due date until the date the overdue outstanding amount is paid at the [redacted in accordance with Section 12.2(3) of National Instrument 51-102] plus [redacted in accordance with Section 12.2(3) of National Instrument 51-102], but in no event higher than the highest rate permissible under Law.

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5.4           Taxes.

(a)          Each Party is responsible for its own taxes, duties, levies, imposts, assessments, deductions, fees, withholdings or similar charges imposed on or measured by net income or overall gross income (including branch profits), gross receipts, capital, ability or right to do business, property, and franchise or similar taxes pursuant to applicable Law. Licensee will make all payments to Allergan under this Agreement without deduction or withholding for taxes except to the extent that any such deduction or withholding is required by applicable Law in effect at the time of payment. If applicable Law requires withholding of taxes from the payments due to Allergan set forth in this Article V, Licensee shall make such withholding payments as required and shall submit to Allergan appropriate proof of payment of the withholding reasonably satisfactory to Allergan as soon as practicable; provided that, if such withholding is required under the applicable Laws of any Governmental Authority other than any Governmental Authority of the Swiss Confederation including as a result of an assignment pursuant to Section 15.7 below, Licensee shall increase the amount so payable as necessary so that after such deduction or withholding has been made, Allergan receives the amount it would have received had no such deduction or withholding been made. If Licensee takes any actions that would increase any required withholding that otherwise would not be required absent such action, Licensee shall increase the amount so payable as necessary so that after such deduction or withholding has been made, Allergan receives the amount it would have received had no such deduction or withholding been made. Any such tax required to be withheld will be an expense of and borne by Allergan. Prior to making any deduction or withholding from any payment under this Agreement, Licensee shall provide at least [redacted in accordance with Section 12.2(3) of National Instrument 51-102] prior written notice to Allergan of the amounts subject to deduction or withholding and provide to Allergan a reasonable opportunity to furnish forms, certificates or other items that would reduce or eliminate such deduction or withholding. If Licensee receives a refund of any such withheld taxes, in whole or in part, and whether in the form of cash, credit or other similar offset, Licensee shall refund such amount to Allergan within a reasonable period of time, with the exception of withholding taxes for which, and solely to the extent that, Licensee has increased payable amounts to Allergan in accordance with this Section 5.4 (e.g., withholding taxes arising as a result of an assignment by Licensee pursuant to Section 15.7 below). Allergan shall not be liable for any penalties or interest due to the failure of Licensee to properly remit such any withholding or deductions to the Governmental Authorities.

(b)          Licensee and Allergan will cooperate with respect to all documentation required by any taxing authority or as reasonably requested by Licensee to secure a reduction in the rate of, or relief from, applicable withholding taxes.

(c)          Licensee shall bear and pay for its own account all sales taxes, value added taxes, use or privilege taxes, excise taxes, import duties or similar duties and taxes and related interest and penalties levied (including, without limitation, all transactions covered in this Agreement, and, if applicable, any such payments arising as a result of royalty or milestone payments made under this Agreement), as required by applicable Law or as otherwise specifically discussed in the Supply Agreement contemplated in Article VII below.

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Article VI
REGULATORY AND PRICING MATTERS

6.1           Responsibility for Regulatory Approvals and Pricing Approvals.

(a)          Allergan shall be responsible for and use Commercially Reasonable Efforts to obtain all Regulatory Approvals (excluding Pricing Approvals) for the Product for each indication in the Field in all countries in the Territory (excluding the Special Countries). For clarity, Allergan shall have no obligation to obtain Regulatory Approvals for the Product for any New Indication not included in the Field pursuant to Section 4.1(c). All marketing authorization applications, regulatory submissions or Regulatory Approvals (excluding Pricing Approvals) in each country in the Territory (excluding the Special Countries) shall be owned by and held in the name of Allergan or its Affiliates unless Allergan, in its sole discretion, determines that such marketing authorization application, regulatory submission or Regulatory Approval should be held by Licensee or its Affiliates. Allergan shall use Commercially Reasonable Efforts to maintain all Regulatory Approvals (excluding Pricing Approvals) held by Allergan in accordance with applicable Law in the Territory (excluding the Special Countries), as applicable.

(b)          Licensee shall be responsible for and use Commercially Reasonable Efforts to obtain all Regulatory Approvals (including Pricing Approvals, as set forth in Section 6.2 herein) for the Product for each indication in the Field in the Special Countries. In such Special Countries, marketing authorization applications, regulatory submissions or Regulatory Approvals shall be owned by and held in the name of Licensee or its permitted sublicensee. Licensee shall use Commercially Reasonable Efforts to maintain all Regulatory Approvals in accordance with applicable Law in the Special Countries, as applicable. For the avoidance of doubt, Licensee shall consult with Allergan before submitting any marketing authorization application or regulatory submission in any Special Country, incorporate any reasonable comments of Allergan with respect to such marketing authorization application or regulatory submission and follow all instructions of Allergan with respect to Licensee’s efforts to obtain Regulatory Approvals in the Special Countries.

(c)          Licensee shall file all Pricing Approvals in each country in the Territory (excluding the Special Countries) in the name of Allergan or its Affiliates. In countries where it is not possible to file Pricing Approval in the name of Allergan or its Affiliates, with the prior written consent of Allergan, Licensee (or its Affiliates) shall file for Pricing Approvals with relevant Governmental Authorities in its own name.

6.2          Pricing Approval. Licensee shall use Commercially Reasonable Efforts to achieve the highest possible Pricing Approval in each country in the Territory in accordance with the Allergan Global Pricing Strategy; provided that without the prior written consent of Allergan, Licensee may not file or submit documentation with any Governmental Authority concerning or otherwise agree or commit to Pricing Approval of the Product in any country in the Territory of less than [redacted in accordance with Section 12.2(3) of National Instrument 51-102] per vial (Ex Work Price per Unit) of Product. Licensee shall share with Allergan, through the JCC, information relating to its discussions with Regulatory Authorities for Pricing Approval for the Product and shall consider in good faith any comments from Allergan or the JCC in relation thereto. Each Party shall have access to documentation that is within the other Party’s possession or reasonable control relating to submissions for Pricing Approvals and may cross-reference such submissions for its own purposes with respect to the Product in their respective Territory.

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6.3           Regulatory Costs and Fees. The Parties agree that, from the Effective Date, the costs and expenses in connection with obtaining (a) Pricing Approvals for the Product in all of the countries of the Territory as well as to maintain and renew such approvals and (b) Regulatory Approvals for the Product in the Special Countries, shall be borne by Licensee. For the avoidance of doubt, costs and expenses in connection with obtaining Regulatory Approval (other than Pricing Approval) in the Territory (other than the Special Countries) have been paid by Allergan as of the date hereof.

6.4           Communications with Regulatory Authorities. Except as otherwise set forth herein or as otherwise agreed by the Parties in writing, Allergan shall be solely responsible for all communications with Governmental Authorities related to the Product in the Territory (excluding the Special Countries) and Regulatory Approval thereof. Within the Special Countries, Licensee shall be primarily responsible for all communications with Governmental Authorities related to the Product and Regulatory Approval thereof, except that Licensee shall not file or submit any document relating to the Product in the Special Countries with any Governmental Authority without the prior written consent of Allergan or attend any meeting with any Governmental Authority relating to the Product without attendance by Allergan and shall provide Allergan with reasonable advance notice of all such filings, submissions and meetings to enable Allergan to comment on the proposed documents and prepare for any meetings. Licensee shall provide Allergan with [redacted in accordance with Section 12.2(3) of National Instrument 51-102] prior notice of any visit by a Governmental Authority to the premises of Licensee, its Affiliates or its sublicensees relating to the Product anywhere in the Territory.

6.5         Access to Data and Filings. Each Party shall have access to all data contained or referenced in submissions or applications for Regulatory Approvals in the Territory, which data, in the case of Licensee, shall only be used in connection with activities undertaken pursuant to this Agreement. Allergan shall use Commercially Reasonable Efforts to provide to Licensee a copy of the Registration Dossier within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] from the Effective Date.

6.6           Complaints. Each Party shall notify the other as soon as practicable of any complaints (other than medical complaints concerning the Product, the handling of which shall be subject to the Pharmacovigilance Agreement) received by it in accordance with standard operating procedures established by Allergan from time to time, and in sufficient detail to allow Allergan and Licensee to comply with any and all applicable Laws imposed upon them. Allergan and Licensee shall maintain complete and accurate records for such periods as may be required by applicable Law.

6.7          Drug Safety Information; Pharmacovigilance Agreement. The Parties shall in good faith negotiate and execute a mutually acceptable Pharmacovigilance Agreement addressing drug safety and adverse event reporting and compliance within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] following the Effective Date.

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Article VII
MANUFACTURE AND SUPPLY OF FINISHED PRODUCT

7.1           Commercial Supply. Allergan shall Manufacture the Product for use in the Territory pursuant to the Supply Agreement, subject to the provisions thereof.

7.2           Quality/Technical Agreement. In addition, the Parties shall negotiate and execute a Quality/Technical Agreement as further detailed in Section 5.1(b) of the Supply Agreement.

Article VIII
CONFIDENTIAL INFORMATION

8.1           Handling of Confidential Information. A Party (the “Receiving Party”) shall keep all Confidential Information received from or disclosed by the other Party or its Agents (the “Disclosing Party”) or to which the Disclosing Party gave the Receiving Party access with the same degree of care it maintains the confidentiality of its own Confidential Information. The Receiving Party shall not use such Confidential Information for any purpose other than in performance of this Agreement and the Ancillary Agreements or disclose the same to any other Person other than to such of its or its Affiliates’ Agents who have a need to know such Confidential Information to implement the terms of this Agreement and the Ancillary Agreements. For the avoidance of doubt, Allergan may use Licensee’s Confidential Information in connection with its Commercialization of the Product outside the Territory. The Receiving Party shall advise any Agent who receives such Confidential Information of the confidential nature thereof and of the obligations contained in this Agreement relating thereto, and the Receiving Party shall ensure that all such Agents comply with such obligations as if they had been a Party hereto. Upon termination of this Agreement, or earlier if so requested in writing by the Disclosing Party, the Receiving Party shall return or destroy all documents or other media containing such Confidential Information in its possession. All Confidential Information referenced in the first sentence of this Section 8.1 shall remain the property of the Disclosing Party.

8.2           Exceptions. Each of Licensee and Allergan shall be relieved of any and all of the obligations of Section 8.1 with respect to a specific item of Confidential Information if such Confidential Information;

(a)          is in the public domain at the time of disclosure hereunder or subsequently comes within the public domain through no fault or action of the Receiving Party or its or its Affiliates’ Agents; or

(b)          is in the possession or control of the Receiving Party or its or its Affiliates’ Agents at the time of disclosure by or on behalf of the Disclosing Party, other than through a prior disclosure by or on behalf of the Disclosing Party, or is independently discovered, after the date of disclosure, by the Receiving Party or its or its Affiliates’ Agents without the aid, application or use of the Confidential Information, in each such case as evidenced by written records; or

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(c)          is obtained by the Receiving Party from any Third Party not in violation of any confidentiality obligation to the Disclosing Party not to disclose such Confidential Information; or

(d)          is necessarily disclosed in order to comply with the terms of this Agreement or the requirements of applicable Law, in the reasonable opinion of the Receiving Party’s legal counsel; provided, however, that the Receiving Party shall use commercially reasonable efforts to notify the Disclosing Party of the Receiving Party’s intent to make such disclosure of such Confidential Information sufficiently prior to making such disclosure so as to allow the Disclosing Party adequate time to take whatever action the Disclosing Party may deem to be appropriate to protect the confidentiality of the information.

8.3           Publicity. The Parties recognize that each Party may from time to time desire to issue press releases and make other public statements or disclosures regarding the subject matter of this Agreement. Any such press releases, news release or other public announcement relating to this Agreement or to the performance hereunder, shall first be reviewed and approved in writing by both Parties; provided, however, that any disclosure which is required by Law or the rules of the Securities and Exchange Commission or any securities exchange, as reasonably advised by the disclosing Party’s counsel, may be made without the prior consent of the other Party, although the other Party shall be given prompt notice of any such legally required disclosure and to the extent practicable the disclosing Party shall provide the other Party an opportunity to comment on the proposed disclosure.

Article IX
REPRESENTATIONS AND WARRANTIES; COVENANTS

9.1           Representations and Warranties. Allergan and Licensee each represents and warrants to the other as of the Effective Date that:

(a)          Due Execution and Enforceability. This Agreement has been duly executed and delivered by such Party and constitutes a legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as such enforceability may be limited by applicable insolvency and other laws affecting creditors’ rights generally or by the availability of equitable remedies.

(b)          Power and Authority. Such Party:

(i)          is a company duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation;

(ii)         is duly qualified as a company and in good standing under the Laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, where the failure to be so qualified would have a material adverse effect on its financial condition or its ability to perform its obligations hereunder;

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(iii)        has the requisite power and authority and the legal right to conduct its business as now conducted and hereafter contemplated to be conducted;

(iv)        has all necessary licenses, permits, consents, authorizations or approvals from or by, and has made all necessary notices to, all Governmental Authorities having jurisdiction, to the extent required for the operation of its business; and

(v)         is in compliance with its organizational documents.

(c)          Due Authorization; No Conflicts. The execution, delivery and performance by such Party of this Agreement and the Ancillary Agreements to be entered into by the Parties pursuant to this Agreement and the performance of such Party’s obligations hereunder and thereunder:

(i)          are within the company power of such Party;

(ii)         have been duly authorized by all necessary or proper company action;

(iii)        do not conflict with any provision of the organizational documents of such Party;

(iv)        do not conflict with or violate any requirement of applicable Laws applicable to such Party;

(v)         do not and will not conflict with, violate or breach or constitute a default or require any consent under, any contractual obligations of such Party, except such consents as shall have been obtained prior to the Effective Date; and

(vi)        do not and will not require any filing or registration with or the license, permit, consent, approval or authorization of or any notice to any Governmental Authority, except such as shall have been obtained prior to the Effective Date or are contemplated herein to be made or obtained during the Term.

9.2           Licensee Representations and Warranties. Licensee represents and warrants to Allergan, as of the Effective Date, that Licensee has had an opportunity to conduct its own due diligence and consult with its own legal counsel, and tax, financial and other advisors, and that Licensee is not relying in that regard on Allergan. Licensee acknowledges that, except as otherwise expressly provided in this Agreement, Allergan is not making any representations or warranties whatsoever.

9.3           Allergan Representations and Warranties. Allergan represents and warrants to Licensee as of the Effective Date that:

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(a)          No Notice of Infringement. To Allergan’s Knowledge, the distribution, marketing and sale of the Product in its current formulation in the Territory under this Agreement do not infringe any issued and enforceable Patent Rights of any Third Party in the Territory.

(b)          Control of Allergan IP. Allergan owns or otherwise Controls the Allergan IP in the Territory, and has the right and authority to grant the rights and licenses granted pursuant to the terms and conditions set forth in this Agreement. Allergan has not granted any right, license, or interest in, to, or under the Allergan IP that is inconsistent with the rights, licenses, and interests granted under the terms and conditions set forth in this Agreement.

9.4           Covenants.

(a)          Allergan Covenants. Allergan hereby covenants and agrees that:

(i)          it will carry out its obligations or activities provided hereunder in accordance with (A) the terms of this Agreement; (B) accepted pharmaceutical industry practices; and (C) all applicable Laws. Allergan shall maintain all necessary licenses, permits, consents, authorizations, approvals or registrations from or by, and shall make all necessary notices and filings to, all Governmental Authorities having jurisdiction, to the extent required in order to fulfill its obligations under this Agreement.

(ii)         in no event shall Allergan launch an Authorized Generic Version of the Product in a country within the Territory unless at least one other Generic Version of the Product has entered the market in such country. If Allergan launches an Authorized Generic Version of the Product in the Territory in accordance with this Section 9.4(a)(ii), Allergan shall pay Licensee [redacted in accordance with Section 12.2(3) of National Instrument 51-102] of Gross Profits from the sale of such Authorized Generic Version of the Product in the Territory during the Term in consideration for Licensee’s efforts in building the branded market for the Product in the Territory.

(b)          Licensee. Licensee hereby covenants and agrees that:

(i)          it will carry out the storage, handling, distribution, importation, detailing, promotion, marketing and sale of the Product and its other obligations or activities provided hereunder in accordance with (A) the terms of this Agreement; (B) accepted pharmaceutical industry practices; and (C) all applicable Laws. Licensee shall maintain all necessary licenses, permits, consents, authorizations, approvals or registrations from or by, and shall make all necessary notices and filings to, all Governmental Authorities having jurisdiction, to the extent required in order to fulfill its obligations under this Agreement.

(ii)         it will immediately notify Allergan in the event that Licensee, its Affiliates or Agents receives or otherwise becomes aware of any Product orders outside of the Territory and will not deliver or tender Product in fulfillment of such orders outside of the Territory without the prior written consent of Allergan.

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(iii)        it will promptly provide to Allergan copies of all data, regulatory correspondence inside (as applicable) and outside of the Territory and analyses concerning the Product that are in Licensee’s or its Affiliates’ possession and will grant Allergan the right to cross-reference and cite such data, regulatory correspondence and analysis.

(c)          No Third Party Conflicts. During the Term, neither Party shall enter into any agreement with a Third Party which, in any way, will limit the Party’s ability to perform all of the obligations that it has undertaken pursuant to this Agreement.

Article X
PATENT AND TRADEMARK PROSECUTION, DEFENSE AND INFRINGEMENT

10.1         Ownership. The Parties acknowledge and agree that, as between the Parties, except for the rights expressly granted herein, all right, title and interest in and to any Allergan IP or any other Intellectual Property rights in or covering the Product or generated by the Parties under this Agreement shall reside solely in Allergan. Any inventions made, developed, conceived or reduced to practice by or on behalf of Licensee that relate to the Product, and any Intellectual Property relating thereto, shall be owned solely by Allergan. Licensee hereby assigns and transfers to Allergan all right, title, and interest in and to such inventions and related Intellectual Property and agrees to take all further acts reasonably required to evidence such assignment and transfer to Allergan.

10.2         Protection of Rights.

(a)          Licensee will not, and will not cause or assist another Person to, contest or dispute the validity of the Allergan IP or other Intellectual Property relating to the Product, or any part thereof, or the registrations thereof or Allergan’s control of the Allergan IP or other Intellectual Property relating to the Product, or otherwise undermine the ability to market, promote or sell the Product. If Licensee at any time contests or disputes, or causes another Person to contest or dispute, the validity of the Allergan IP or other Intellectual Property relating to the Product or such control, or otherwise undermines the ability to market, promote or sell the Product, Allergan shall have the right to terminate this Agreement pursuant to Section 14.2(a) as if Licensee had committed a material breach, except that in such event no cure period shall apply, and Allergan shall have the right to effect such termination immediately upon written notice to Licensee, in its sole discretion.

(b)          Licensee shall not omit or alter any patent numbers, trade names, Trademarks, numbers, serial numbers or other Allergan markings affixed on the Product obtained from Allergan under the Supply Agreement, or alter the Product’s labeling, except with the prior consent of Allergan.

10.3         Allergan Patent Rights. Allergan shall have the sole right to, at Allergan’s discretion, file, conduct prosecution, and maintain (including the defense of any interference or opposition proceedings), all Allergan Patent Rights in the Territory and shall reasonably consult with Licensee in relation thereto from time to time.

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10.4         Cooperation. Licensee hereby agrees to make its Agents reasonably available to Allergan or its Agents to the extent reasonably necessary to enable Allergan and its Agents to undertake prosecution and maintenance of Allergan Patent Rights and to cooperate, if necessary and appropriate, with Allergan in gaining patent term extensions wherever applicable to Patent Rights.

10.5          Third Party Infringement.

(a)          Notices. Each Party shall promptly report in writing to the other Party during the Term any (i) known or suspected infringement of any Allergan IP or other Intellectual Property relating to the Product in the Territory or (ii) unauthorized use or misappropriation of any Confidential Information, Allergan IP, or other Intellectual Property relating to the Product in the Territory by a Third Party of which it becomes aware, and shall provide the other Party with all available evidence supporting such infringement or unauthorized use or misappropriation.

(b)            Rights to Enforce.

(i)          Outside of the Territory. Allergan shall have the sole and exclusive right (but not obligation) to initiate an infringement or other appropriate suit against any Third Party who at any time has infringed, or is suspected of infringing outside of the Territory, any Allergan IP or other Intellectual Property relating to the Product or is using, or suspected of using, without proper authorization any Know-How comprising Allergan IP outside the Territory.

(ii)         Territory. Allergan shall have the first right (but not obligation) to initiate an infringement or other appropriate suit against any Third Party who at any time has infringed, or is suspected of infringing in the Territory, any Allergan IP or other Intellectual Property relating to the Product or is using or suspected of using without proper authorization any Know-How comprising Allergan IP in the Territory. Allergan will consider in good faith any request from Licensee to initiate an infringement or other appropriate suit against any Third Party with respect to matters described in this Section 10.5(b)(ii); provided, however, that Allergan shall not be required to initiate any such suit. In the event that Allergan does not promptly initiate and diligently prosecute such a suit reasonably requested by Licensee, then Licensee shall have the right, at its expense, to initiate and conduct such suit but shall not settle any such suit without obtaining the prior written consent of Allergan, which consent shall not be unreasonably withheld or delayed.

(c)          Procedures; Expenses. The Party having the right to initiate any infringement suit under Section 10.5(b) shall have the sole and exclusive right to select counsel for any such suit and shall assume and pay all of its own out-of-pocket costs incurred in connection with any such litigation or proceeding initiated by it, including counsel fees and expenses. If required under applicable Law, or otherwise necessary in order for the initiating Party to initiate or maintain such suit, the non-initiating Party shall join as a party to the suit. The non-initiating Party shall offer reasonable assistance to the initiating Party in connection therewith at no charge to the initiating Party except for reimbursement of reasonable out-of-pocket costs incurred in rendering such assistance. The non-initiating Party shall have the right to participate and be represented in any such suit by its own counsel at its own expense.

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(d)          Recoveries. With respect to any suit referred to in Section 10.5(b)(ii), any recovery obtained as a result of any such proceeding, by settlement or otherwise, shall be applied, subject to the respective indemnity obligations of the Parties set forth in Article XI, in the following order of priority: (i) first, each Party shall be reimbursed for all costs incurred in connection with such suit paid by such Party that were not reimbursed by the other Party, including attorneys’ fees and disbursements, travel costs, court costs and other litigation expenses; and (ii) second, any remainder shall be treated as if such remainder were Net Sales under this Agreement; provided, however, that any recovery for punitive or exemplary damages shall be shared equally between the Parties.

10.6         Claimed Infringement.

(a)          Notice. In the event that a Third Party at any time provides written notice of a Claim to, or brings an action, suit or proceeding against, any Party, or any of their Affiliates, claiming infringement of its Patent Rights or unauthorized use or misappropriation of its Know-How, based upon an assertion or Claim arising out of the Development, Manufacture or Commercialization of the Product in the Field (“Infringement Claim”) in the Territory, such Party shall promptly notify the other Party of the Claim, or the commencement of such action, suit or proceeding, by enclosing a copy of the Claim and all papers served. Each Party agrees to offer reasonable assistance to the other Party at no cost to the other Party.

(b)          Responsibility. Licensee shall defend and assume full responsibility for any Infringement Claims brought against either Party arising out of the Development, Manufacture or Commercialization of the Product within the Territory by or on behalf of Licensee or its Affiliates, and all Damages arising out of such Infringement Claims shall be borne by Licensee. Allergan shall defend and assume full responsibility for any Infringement Claims brought against either Party arising out of the Development, Manufacture or Commercialization of the Product outside of the Territory by or on behalf of Allergan or its Affiliates, and all Damages arising out of such Infringement Claims shall be borne by Allergan.

(c)          Procedure. Each Party shall have the sole and exclusive right to select counsel for any Infringement Claim that it defends; provided that it shall consult with the other Party with respect to the selection of counsel. Each Party will keep the other Party informed, and shall from time to time consult with the other Party regarding the status of any such Infringement Claims and shall provide the other Party with copies of all documents filed in any suit brought in connection with such claims. The other Party shall also have the right to participate and be represented in any such Claim or related suit to the extent such other Party is a defendant therein, at its own expense. No Party shall settle any claims or suits involving rights of another Party without obtaining the prior written consent of such other Party, which consent shall not be unreasonably withheld or delayed.

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10.7         Other Infringement Resolutions. In the event of a dispute or potential dispute that has not ripened into a demand, Claim or suit of the types described in Section 10.5 and Section 10.6 of this Agreement (e.g., actions seeking declaratory judgments and revocation proceedings), the same principles regarding control of the resolution of the dispute, allocation of payments or receipt of Damages, and other procedures set forth in the foregoing sections shall apply.

10.8         Trademarks.

(a)        Each Party shall retain all right, title and interest in and to its respective company names and logos and no rights with respect to such company names and logos are granted to the other Party hereunder. Licensee hereby agrees to make its Agents reasonably available to Allergan or its Agents to the extent reasonably necessary to enable Allergan and its Agents to undertake prosecution and maintenance of the Allergan Trademarks and to cooperate, if necessary and appropriate, with Allergan in gaining renewals and extensions as and wherever applicable with respect to the Allergan Trademarks.

(b)        In connection with its Commercialization activities hereunder, Licensee shall use only Allergan Trademarks with respect to the Product (provided that, Licensee shall pay all costs associated with registering and maintaining the Allergan Trademarks in the Territory) or, solely with Allergan’s consent, in combination with Trademark(s) of Licensee and/or its logotype or solely under Trademark(s) of Licensee and/or its logotype.

(c)          Each Party shall own rights to any Internet domain names incorporating its applicable Trademarks or any variation or part of such Trademarks used as its URL address or any part of such address.

(d)          Licensee shall not register and/or use any domain or register and/or use any Trademark that is confusingly similar to the Allergan Trademarks without prior consent of Allergan.

(e)          Licensee shall comply with Allergan’s quality standards with respect to the Allergan Trademarks as set forth in Exhibit E (and as may be updated by written notice from Allergan from time to time).

Article XI
INDEMNIFICATION; INSURANCE

11.1         Indemnification by Licensee. Licensee shall indemnify, hold harmless, and defend Allergan, its Affiliates, and their respective directors, officers, employees and agents (“Allergan Indemnitees”) from and against Damages brought or claimed by or on behalf of any Third Party (other than a Allergan Indemnitee) to the extent arising out of or resulting from, directly or indirectly, (a) any breach of this Agreement by Licensee Indemnitees; (b) the negligence or willful misconduct by or of Licensee Indemnitees; or (c) Licensee Indemnitees’ activities in connection with the Development or Commercialization of the Product for use in the Territory, including Product Liability Claims, except, in each case of (a), (b) or (c), to the extent such Damages arise from any activity set forth in Sections 11.2(a), 11.2(b) or 11.2(c) for which Allergan is obligated to indemnify Licensee Indemnitees.

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11.2         Indemnification by Allergan. Allergan shall indemnify, hold harmless, and defend Licensee, its Affiliates, and their respective directors, officers, employees and agents (“Licensee Indemnitees”) from and against any and all Damages brought or claimed by or on behalf of any Third Party (other than a Licensee Indemnitee) to the extent arising out of or resulting from, directly or indirectly, (a) any breach of this Agreement by Allergan Indemnitees; (b) the negligence or willful misconduct by or of Allergan Indemnitees; or (c) Allergan Indemnitees’ activities in connection with the Development, Manufacture or Commercialization of the Product for use outside of the Territory, except, in each case of (a), (b) or (c), to the extent such Damages arise from any activity set forth in Sections 11.1(a), 11.1(b) or 11.1(c) for which Licensee is obligated to indemnify Allergan Indemnitees.

11.3         Indemnification Procedure. In the event of any such Claim against any Licensee Indemnitee or Allergan Indemnitee (individually, an “Indemnitee”), the indemnified Party shall promptly notify the indemnifying Party in writing of the Claim for which indemnification is sought under this Article XI; provided that, failure to promptly notify the indemnifying Party shall relieve the indemnifying Party of any obligation to the indemnified Party under this Section 11.3 solely to the extent prejudicial to the indemnifying Party’s ability to defend such action. The indemnifying Party shall, at its sole expense, defend and control such Claim with counsel of its own choosing; provided, however, that the indemnified Party may participate in the defense of such Claim with its own counsel and at its own expense. The indemnified Party shall, and shall cause its Indemnitees to, fully cooperate with the indemnifying Party in the investigation or defense of any Damages or Third Party Claim covered by this Article XI. The Indemnitees shall not settle such Claim without the indemnifying Party’s prior written consent. The indemnifying Party shall not settle such Claim without the prior written consent of the Indemnitees against which such Claim was brought, which consent shall not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, in the event of any conflict between this Article XI and terms relating to Infringement Claims under Article X, Article X shall control.

11.4         Apportionment. In the event a Claim is based partially on an indemnified Claim described in Section 11.1 or Section 11.2 above and partially on a non-indemnified Claim, or is based partially on a Claim indemnified by one Party and partially on a claim indemnified by the other Party pursuant to Section 11.1 or Section 11.2 above, any Damages incurred in connection with such Claims are to be apportioned between the Parties in accordance with the degree of cause attributed to each Party.

11.5         Limitation of Liability. NEITHER PARTY SHALL BE LIABLE FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, EXEMPLARY, OR PUNITIVE DAMAGES, INCLUDING LOST PROFITS, ARISING FROM OR RELATING TO THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF SUCH DAMAGES. NOTHING IN THIS SECTION 11.5 IS INTENDED TO LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF EITHER PARTY UNDER THIS AGREEMENT, OR THE RIGHTS OR OBLIGATIONS OF EITHER PARTY WITH RESPECT TO (A) THE INFRINGEMENT OR MISAPPROPRIATION OF THE OTHER PARTY’S INTELLECTUAL PROPERTY RIGHTS OR (B) UNAUTHORIZED USE OR DISCLOSURE OF THE OTHER PARTY’S CONFIDENTIAL INFORMATION.

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11.6         Insurance. Immediately upon first launch of the Product in the Territory, during the Term and for a period of [redacted in accordance with Section 12.2(3) of National Instrument 51-102] after the expiration of this Agreement or the earlier termination thereof, each Party shall obtain and/or maintain, respectively, at its sole cost and expense, product liability insurance with an aggregate limit of not less than [redacted in accordance with Section 12.2(3) of National Instrument 51-102]. Such product liability insurance shall insure against all liability, including personal injury, physical injury, or property damage arising out of, for Allergan, the Manufacture of the Product, and for Licensee, the Commercialization of the Product in the Territory. Each Party shall maintain additional insurance with respect to its activities and obligations under this Agreement in such amounts as are commercially reasonable in the industry for companies conducting similar business and shall require any of its Affiliates undertaking activities under this Agreement to do the same.

In connection with the execution of this Agreement, each Party, shall, upon the reasonable request of the other Party, deliver the relevant insurance certificates evidencing compliance with this Section 11.6.

Article XII
NON-COMPETITION

During the Term and for a period of [redacted in accordance with Section 12.2(3) of National Instrument 51-102] following the Term (unless the Term has expired naturally pursuant to Section 14.1 or has been terminated by Licensee for breach pursuant to Section 14.2(a)), Licensee agrees not to, and shall cause its Affiliates not to, directly or indirectly, alone or with any Third Party (a) detail, promote, market, Manufacture, produce or sell or otherwise Commercialize in the Territory any Competing Product (including Generic Versions of the Product); or (b) acquire any rights or interest in or to a Competing Product (including Generic Versions of the Product) which is being detailed, promoted, marketed or sold or otherwise Commercialized in the Territory. The Parties acknowledge and agree that the restrictions contained in this Article XII are reasonable in scope and duration and are properly required for the adequate protection of Allergan’s rights hereunder and the value associated with the Product. The Parties further agree that if any portion of this Article XII is determined by an arbitrator or a court of competent jurisdiction to be unenforceable, this Article XII shall be interpreted to have the broadest application as shall be enforceable under applicable Law.

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Article XIII
RECORDS

13.1         Financial Records. Licensee shall keep, and shall procure that its Affiliates and permitted sublicensees keep, such records of Net Sales and such other records as are necessary to determine accurately under GAAP, as applicable, the amounts due to Allergan under this Agreement. Such records shall be retained by Licensee or any of its Affiliates or permitted sublicensees. During normal business hours and with at least [redacted in accordance with Section 12.2(3) of National Instrument 51-102] advance written notice to Licensee, such records shall be made available for inspection, review and audit, for [redacted in accordance with Section 12.2(3) of National Instrument 51-102] after the applicable Calendar Year, at the request and expense of Allergan, by an independent certified public accountant or the local equivalent appointed by Allergan and reasonably acceptable to Licensee for the sole purpose of verifying the accuracy of Licensee’s accounting reports and payments made or to be made pursuant to this Agreement; provided, however, that such audits may not be performed by Allergan more than once per Calendar Year. Such accountants shall be instructed to not reveal to Allergan the details of its review, except for (a) such information as is required to be disclosed under this Agreement and (b) such information presented in a summary fashion as is necessary to report the accountants’ conclusions to Allergan, and shall be subject to confidentiality obligations consistent with the provisions of Article VIII. All costs and expenses incurred in connection with performing any such audit shall be paid by Allergan unless the audit discloses at least a [redacted in accordance with Section 12.2(3) of National Instrument 51-102] shortfall in payments to Allergan for the period audited, in which case Licensee will bear the full cost. Allergan will be entitled to recover any shortfall in payments due to it as determined by such audit, together with interest thereon in accordance with Section 5.3(b), or alternatively shall have the right to offset and deduct any such shortfall in payments due to it against payments Allergan is otherwise required to make to Licensee under this Agreement.

13.2         Retention of Records. The documents (a) from which were calculated the amounts due under Article V and (b) any records of, or relating to any filings to any Governmental Authority shall be retained by Allergan or Licensee (whichever is relevant) during the Term and for [redacted in accordance with Section 12.2(3) of National Instrument 51-102] years. thereafter.

Article XIV
TERM AND TERMINATION

14.1         Term. Unless earlier terminated pursuant to Section 14.2, the term of this Agreement shall commence on the Effective Date and continue in full force and effect for a period of [redacted in accordance with Section 12.2(3) of National Instrument 51-102] (the “Initial Term”). Thereafter, the Term may be extended by the Parties for [redacted in accordance with Section 12.2(3) of National Instrument 51-102] upon prior written agreement of the Parties (each, a “Renewal Term” and collectively, together with the Initial Term, the “Term”).

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14.2         Mutual Termination Rights. Either Party shall at its sole discretion have the right (but not the obligation) to terminate this Agreement upon written notice to the other Party:

(a)          Breach. If the other Party materially breaches or defaults in the performance of any of the provisions of this Agreement, and such material breach or default is not cured, if capable of being cured, within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] after the giving of notice by the first Party specifying such breach or default (except for any breach based upon failure to pay any amount when due hereunder, which shall have a cure period of [redacted in accordance with Section 12.2(3) of National Instrument 51-102] after the giving of notice by the first Party specifying such breach).

(b)          Force Majeure. If at any time during the Term of this Agreement there occurs and is continuing a Force Majeure which has lasted for at least [redacted in accordance with Section 12.2(3) of National Instrument 51-102] and has prevented the launch of the Product or continued marketing or sale of the Product in the Territory affected by such Force Majeure.

(c)          Insolvency. To the extent permitted by Law, if the other Party shall become insolvent, or shall make or seek to make or arrange an assignment for the benefit of creditors, or if proceedings in voluntary or involuntary bankruptcy shall be initiated by, on behalf of or against such Party (and, in the case of any such involuntary proceeding, not dismissed within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] or if a receiver or trustee of such Party’s property shall be appointed and not discharged within [redacted in accordance with Section 12.2(3) of National Instrument 51-102]

14.3         Termination by Allergan. Allergan may terminate this Agreement (a) [redacted in accordance with Section 12.2(3) of National Instrument 51-102] if Licensee has not launched the Product within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] after receipt of the Pricing Approval of the Product in such country and (b) otherwise in any other country in the Territory, if Licensee has not launched the Product within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] after receipt of the Pricing Approval of the Product in such country, except that notwithstanding the foregoing, if Pricing Approval of the Product has already been received in a country in the Territory as of the Effective Date, Allergan may terminate this Agreement in such country if Licensee has not launched the Product in such country within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] after the Effective Date.

14.4         Effect of Termination.

(a)          Termination or expiration of this Agreement shall:

(i)          not release either Party from any obligation to pay to the other Party any payments provided for under this Agreement that relate to periods prior to the date of termination or expiration;

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(ii)         be without prejudice to any remedies which either Party may then have hereunder or under Law or in equity; and

(iii)        be without prejudice to either Party’s right to obtain performance of any obligations provided for in this Agreement which survive termination by their express terms.

(b)          In addition:

(i)          all licenses and rights to Allergan IP granted to Licensee hereunder shall terminate;

(ii)         For a period of up to [redacted in accordance with Section 12.2(3) of National Instrument 51-102] following termination, Licensee or its Affiliates shall be entitled to sell any Product in its, or its Affiliates’ possession as at the effective date of termination of this Agreement or purchased under the Supply Agreement in accordance with the terms (including the payment terms) of this Agreement and the Supply Agreement, unless Allergan terminates this Agreement pursuant to Section 14.2(a); and

(iii)        Licensee shall promptly transfer and assign ownership of all Pricing Approvals and Regulatory Approvals related to Products, including marketing authorization applications, regulatory submissions or Regulatory Approvals held in its name related to Products in the Special Countries, to Allergan or its designee, and shall take such other actions and execute such other instruments, assignments and documents as may be necessary to effect the transfer of rights hereunder to Allergan at no cost. The Parties agree to work together in good faith to effectuate transfers of Pricing Approvals and Regulatory Approvals related to Products in the Special Countries in each case in accordance herewith and in a manner that complies with applicable Law.

14.5         Survival. In addition to any provisions of this Agreement that by their express terms would survive its expiration or termination, the following provisions shall survive any expiration or termination of this Agreement: Article VI, Article VIII, Article X, Article XI, Article XII, Article XIII, Article XIV, Article XV and Article XVI.

Article XV
MISCELLANEOUS

15.1         Relationship of the Parties. Each Party shall bear its own costs incurred in the performance of its obligations hereunder without charge or expense to the other except as expressly provided in this Agreement. Neither Party shall have any responsibility for the hiring, termination or compensation of the other Party’s employees or for any employee benefits of such employees. No employee or representative of a Party shall have any authority to bind or obligate the other Party to this Agreement for any sum or in any manner whatsoever, or to create or impose any contractual or other liability on the other Party without said Party’s approval. For all purposes, and notwithstanding any other provision of this Agreement to the contrary, Licensee’s legal relationship under this Agreement to Allergan shall be that of independent contractor. Nothing in this Agreement shall be construed to establish a relationship of co-partners or joint venturers between the Parties.

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15.2         Registration and Filing of this Agreement. To the extent, if any, that either Party has reason to conclude that it is required to file or register this Agreement or a notification thereof with any Governmental Authority, including the U.S. Securities and Exchange Commission, the Competition Directorate of the Commission of the European Communities or the U.S. Federal Trade Commission, in accordance with Law, such Party shall inform the other Party thereof and both Parties shall cooperate each at its own expense in such filing or notification and shall execute all documents reasonably required in connection therewith; provided that such filing Party shall deliver a draft of the document(s), in redacted form or otherwise as such document(s) are proposed to be filed pursuant to this Section 15.2, to the other Party at least [redacted in accordance with Section 12.2(3) of National Instrument 51-102] prior to the required filing date and such filing Party shall implement any and all further redactions or modifications reasonably requested by the other Party. In such filing or registration, the Parties shall request confidential treatment of sensitive provisions of this Agreement, to the extent permitted by Law. The Parties shall promptly inform each other as to the activities or inquiries of any such Governmental Authority relating to this Agreement, and shall cooperate to respond to any request for further information therefrom on a timely basis, provided that any further document(s) provided to any such Government Authority will be subject to the requirements of this Section 15.2.

15.3         Force Majeure. The occurrence of an event that materially interferes with the ability of a Party to perform its obligations or duties hereunder which is not within the reasonable control of the Party affected, not due to such Party’s malfeasance, and which could not with the exercise of due diligence have been avoided (each, a “Force Majeure”), including an injunction, order or action by a Governmental Authority, fire, accident, labor difficulty, strike, riot, civil commotion, act of God, delay or errors by shipping companies or change in Law, shall not excuse such Party from the performance of its obligations or duties under this Agreement, but shall merely suspend such performance during the continuation of Force Majeure. The Party prevented from performing its obligations or duties because of Force Majeure shall promptly notify the other Party hereto of the occurrence and particulars of such Force Majeure and shall provide the other Party, from time to time, with its best estimate of the duration of such Force Majeure and with notice of the termination thereof. The Party so affected shall use reasonable efforts to avoid or remove such causes of nonperformance. Upon termination of Force Majeure, the performance of any suspended obligation or duty shall promptly recommence.

15.4         Choice of Law. All disputes, claims or controversies arising out of, relating to or in connection with this Agreement, including any question regarding its formation, existence, validity, enforceability, performance, interpretation or termination, shall be governed by the laws of the State of New York, USA (without reference to its choice of law or conflicts of law rules).

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15.5         Dispute Resolution.

(a)          Disputes. The Parties shall negotiate in good faith and use reasonable efforts to settle any dispute, controversy or claim arising from, or related to, this Agreement or the breach hereof (each, a “Dispute”). In particular, the Senior Executives of the Parties shall attempt to resolve all Disputes. In the event that the Senior Executives cannot reach an agreement regarding a Dispute within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] of such Dispute being referred to them for resolution by either Party, and a Party wishes to pursue the matter, each such Dispute shall be finally resolved by binding arbitration under the then-current Rules of Arbitration of the International Chamber of Commerce (“ICC”) by three (3) arbitrators appointed in accordance with the said Rules and Section 15.5(b) below, and judgment on the arbitration award may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, this Section 15.5(a) shall not apply to any dispute arising out of any matter which the JCC is authorized to approve or decide.

(b)          Arbitration.

(i)          The arbitration shall be conducted by a panel of three (3) persons experienced in the pharmaceutical business who are independent of both Parties and neutral with respect to the Dispute presented for arbitration. Within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] after initiation of arbitration, each Party shall select one (1) person to act as arbitrator and the two (2) Party-selected arbitrators shall select a third (3rd) arbitrator within [redacted in accordance with Section 12.2(3) of National Instrument 51-102] of their appointment. If the arbitrators selected by the Parties are unable or fail to agree upon the third (3rd) arbitrator, the third (3rd) arbitrator shall be appointed by the ICC International Court of Arbitration. The place of arbitration shall be New York, New York, USA, and all proceedings and communications shall be in English.

(ii)         Either Party may apply to the arbitrators for interim injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved. Either Party also may, without waiving any remedy under this Agreement, seek from any court having jurisdiction any injunctive or provisional relief necessary to protect the rights or property of that Party pending the arbitration award. The arbitrators shall have no authority to award punitive or any other type of Damages not measured by a Party’s compensatory Damages. Each Party shall bear its own costs and expenses and attorneys’ fees, and the Party that does not prevail in the arbitration proceeding shall pay the arbitrators’ fees and any administrative fees of arbitration. Except to the extent necessary to confirm an award or as may be required by law, neither a Party nor an arbitrator may disclose the existence, content, or results of an arbitration without the prior written consent of both Parties. In no event shall an arbitration be initiated after the date when commencement of a legal or equitable proceeding based on the dispute, controversy or claim would be barred by the applicable New York statute of limitations.

(iii)        The Parties agree that, in the event of a Dispute over the nature or quality of performance under this Agreement, neither Party may terminate this Agreement until final resolution of the Dispute through arbitration or other judicial determination. The Parties further agree that any payments made pursuant to this Agreement pending resolution of the Dispute shall be refunded promptly if an arbitrator or court determines that such payments are not due.

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(iv)        The Parties hereby agree that any disputed performance or suspended performances pending the resolution of the arbitration that the arbitrators determine to be required to be performed by a Party must be completed within a reasonable time period following the final decision of the arbitrator.

(v)         The Parties hereby agree that any monetary payment to be made by a Party pursuant to a decision of the arbitrators shall be made in U.S. Dollars, free of any tax or other deduction. The Parties further agree that the decision of the arbitrators shall be the sole, exclusive and binding remedy between them regarding determination of the matters presented to the arbitrator.

15.6         Remedies Cumulative. The remedies set forth in this Agreement (including termination rights) are cumulative and shall not be construed to restrict or otherwise affect any other remedies that may be available under any other agreement or under Law.

15.7         Assignment. This Agreement may not be assigned by either Party without the prior consent of the other Party; provided, however, that each Party shall have the right to assign its rights and obligations under this Agreement to any Third Party successor to all or substantially all of its entire business with written notice to the other Party. It is further understood and agreed that each Party may assign, or otherwise cause to be performed, its obligations under this Agreement (including obligations of confidentiality, processing and payment) to or by, as the case may be, one or more of its Affiliates. This Agreement shall be binding upon, and subject to the terms of the foregoing sentence, inure to the benefit of the Parties hereto, their successors, legal representatives and assigns.

15.8         Notices. All demands, notices, consents, approvals, reports, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally, by certified or registered mail, return receipt requested, or by overnight delivery using a globally-recognized carrier, to the Parties at the following addresses:

Allergan:	Durata Therapeutics International B.V.
Barbara Strozzilaan 101
Spaces Zuida,
Amsterdam, The Netherlands
Attention: General Manager

With copy to:	Allergan plc
Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054
United States
Facsimile No.: [redacted in accordance with Section 12.2(3) of National Instrument 51-102]
Attention: Chief Legal Officer

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Licensee:	General Counsel
Correvio International Sárl
Rue des Alpes 21
Case Postale 1674
1201 Geneva Switzerland
Facsimile No.: +41 (0) 22 907 79 71

With copy to:	General Counsel
Cardiome Pharma Corp.
1441 Creekside Drive, 6th Floor
Vancouver, BC V6J 4S7
Canada
Facsimile No.: +1 604 677 6915

or to such other address as the addressee shall have last furnished in writing in accord with this Section 15.8 to the addressor. All notices shall be deemed effective upon receipt by the addressee.

15.9          Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any applicable present or future Law, then such provision will be fully severable, and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the provision or by its severance herefrom.

15.10         Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

15.11         Interpretation. Unless the context of this Agreement otherwise requires: (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms “hereof,” “herein,” “hereby,” and derivative or similar words refer to this entire Agreement; (d) the terms “Article,” “Section” or “Exhibit” refer to the specified Article, Section or Exhibit of this Agreement; (e) the term “including” means “including without limitation”; and (f) “days” refers to calendar days. All accounting terms used but not otherwise defined herein have the meanings ascribed to such terms under the applicable accounting standards as applied to a Party. All references to “$” amounts hereunder shall be deemed to be U.S. Dollars, and all payments due hereunder shall be made in U.S. Dollars.

15.12         Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. The failure of either Party at any time or times to require performance of any provision hereof shall in no manner affect its rights at a later time to enforce the same.

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15.13         Entire Agreement; Amendments. This Agreement (including the exhibits and schedules hereto) together with the Ancillary Agreements constitute the entire agreement between the Parties hereto with respect to the within subject matter and supersedes all previous agreements and understandings between the Parties, whether written or oral. This Agreement may be altered, amended or changed only by a writing making specific reference to this Agreement and signed by duly authorized representatives of Allergan and Licensee.

15.14          No License. Nothing in this Agreement shall be deemed to constitute the grant of any license or other right in either Party to or in respect of any product, patent, Trademark, Confidential Information, trade secret or other data or any other Intellectual Property of the other Party except as expressly set forth herein.

15.15         Third Party Beneficiaries. None of the provisions of this Agreement shall be for the benefit of or enforceable by any Third Party, including any creditor of either Party hereto. No such Third Party shall obtain any right under any provision of this Agreement or shall by reasons of any such provision make any Claim in respect of any debt, liability or obligation (or otherwise) against either Party hereto.

15.16          Counterparts. This Agreement may be executed in any two or more counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

15.17         Compliance with Law. Notwithstanding any other provision of this Agreement, neither Party shall be required to undertake any activity or obligation under this Agreement which it has a reasonable belief may violate any applicable Laws; provided, however, a Party which so believes shall promptly inform the other Party of such belief.

Article XVI
PARENT GUARANTEE

16.1         Guarantee. Cardiome Pharma Corp. (“Cardiome”), for itself and its successors in interest and assigns, hereby irrevocably and unconditionally guarantees the full and faithful payment and performance by Licensee of all of the payment and performance obligations of Licensee set forth in this Agreement or the Ancillary Agreements in strict accordance with the terms hereof.  Pursuant to the foregoing, Cardiome is obligated to make each payment, and to perform each other obligation, contemplated by this Agreement or the Ancillary Agreements on the date when due, without notice to or demand upon Licensee or Cardiome.  In addition, Cardiome does hereby waive notice of acceptance of this guaranty, notice of protest or compliance with the terms and provisions of this Agreement and the Ancillary Agreements and notice of non-performance or non-observance hereof.  This guaranty, and payment and performance by Cardiome hereunder and thereunder, is in no way conditioned upon any requirement that Allergan first attempt to collect or enforce any obligation from or against Licensee, or upon any other event, action or inaction of any nature whatsoever.

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16.2         Representations and Warranties. Cardiome represents and warrants to Allergan as follows:

(a)          Cardiome is a corporation duly incorporated and legally existing under the laws of the Canada.  Cardiome has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement.

(b)          This Agreement has been duly and validly executed and delivered by Cardiome.

(c)          This Agreement constitutes a legal, valid and binding agreement of Cardiome enforceable against Cardiome in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

(d)          The execution and delivery by Cardiome of this Agreement do not, and the performance by Cardiome of this Agreement shall not, conflict with or violate in any material respect any applicable Law.

(e)          The execution and delivery by Cardiome of this Agreement do not, and the performance by Cardiome of this Agreement and each instrument required hereby shall not, require Cardiome to obtain any approval of any Person, observe any waiting period imposed by, or make any filing with or notification to, any Governmental Authority.

THE BALANCE OF THIS PAGE IS LEFT BLANK INTENTIONALLY

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IN WITNESS WHEREOF, Allergan and Licensee, by their duly authorized officers, have executed this Agreement as of the date first written above.

DURATA THERAPEUTICS INTERNATIONAL B.V.	CORREVIO INTERNATIONAL Sárl

By:	By:
Name: Maurice Mulders	Name:
Title: Director	Title:

By:	By:
Name: Jan Peters	Name:
Title: Director	Title:

ACCEPTED AND AGREED Solely with respect to Article XVI:

CARDIOME PHARMA CORP.

By:
Name:
Title:

[Signature Page to License Agreement]

EXHIBIT A

Supply Agreement

See Attached

EXHIBIT B

[redacted in accordance with Section 12.2(3) of National Instrument 51-102]

EXHIBIT C

Product

Dalbavancin for Injection, 500 mg, marketed in the United States under a New Drug Application as << DALVANCETM>> and in the European Union under a Marketing Authorization as << XYDALBA™>>, is supplied in single-use, clear glass vials as a sterile, lyophilized, preservative-free, white to off-white to pale yellow solid. Each vial contains dalbavancin HCI equivalent to 500 mg of anhydrous dalbavancin as the free base, plus lactose monohydrate and mannitol as excipients. Sodium hydroxide or hydrochloric acid may be added to adjust the pH at the time of Manufacture. The powder is to be reconstituted and further diluted for IV infusion The container closure system consists of a 48 mL glass vial with a rubber stopper and flip-off seal.

Table C-1 Quantitative Composition of Dalbavancin for Injection, 500 mg Vials

Ingredient	Quantity per Vial[a]	Function
Dalbavancin	515.0 mgb	Active Ingredient
Mannitol	128.8 mg	Bulking Agent
Lactose Monohydrate	128.8 mg	Bulking Agent
Water for Injection[c]	—	Solvent
Sodium hydroxide[d]	—	pH adjustment
Hydrochloric acid[d]	—	pH adjustment
Total Weight	[redacted in accordance with Section 12.2(3) of National Instrument 51-102]

a        Vials contain a [redacted in accordance with Section 12.2(3) of National Instrument 51-102] overfill to ensure withdrawal of the label claim from each reconstituted vial.

b        Anhydrous dalbavancin free base.

c        Removed by lyophilization.

d        Added as a solution in water for pH adjustment

A pack of Product is of one vial

EXHIBIT D

Compound

Dalbavancin drug substance is a semi-synthetic antibiotic Manufactured by chemical modification of homologues of the lipoglycopeptide antibiotic A-40,926 which is produced through a fermentation process.

Dalbavancin drug substance is a mixture of five closely related homologues that can be grouped into two structural families, designated dalbavancin A (subtypes Ao and A1) and dalbavancin B (subtypes Bo, B1, and B2). The components that comprise dalbavancin drug substance all share the same core structure (Table D-1). These homologues differ from one another primarily in the length and/or branching of their respective fatty acid side chains on the N-acylaminoglucuronic acid moiety (designated as RI) and/or the presence of an additional methyl group (designated as R2) on the terminal amino group. Dalbavancin drug substance is a hydrochloride salt.

Dalbavancin drug substance is isolated as a hydrochloric acid salt. However, the active moiety is the free base form. The dalbavancin drug product strength (i.e., 500 mg per vial) is reported as the free base form. The free base structure is provided below.

Figure D-1 General Structure of Dalbavancin Drug Substance

Table D-1 Substitution Patterns for Dalbavancin Homologues

Homologue	R1	Number of Carbons R1	R2
Ao	CH(CH3)2	3	H
A1	CH2CH2CH3	3	H
Bo	CH2CH(CH3)2	4	H
B1	CH2CH2CH2CH3	4	H
B2	CH201(013)2	4	CH3

The major dalbavancin homolog is dalbavancin B0.

Figure D-2 Structure of Dalbavancin B0

The Bo INN chemical name is: 5,31-dichloro-38-de(methoxycarbony1)-7-demethyl-19-deoxy-56-042-deoxy-2-[(10-xnethylundecanoyl)amino]-(3-ll-glueopyranuronosyl)-38-[[3-       (dimethylamino)propyl]    carbamoy1]-42-0-a-D-mannopyranosy1-15-N-methyl    (ristomycin    A aglycone) hydrochloride.

EXHIBIT E

Allergan Trademarks Quality Standards

A.	Product Quality. The nature and quality of the products sold by Licensee, its Affiliates, sales agents or distributors on which any Allergan Trademark appears shall confirm in all material respects to quality standards and requirements for packaging as set forth in the specifications for the products included within filings with the relevant regulatory authorities. Licensee shall not use any Allergan Trademark in connection with any product or service that does not meet such quality control requirements.

B.	Inspection. Licensee agrees to cooperate with Licensor to enable Licensor to monitor the nature and quality of the use of the Allergan Trademarks. At the request of Licensor from time to time during the Term, Licensee shall furnish Licensor with sufficient samples of each product and related marketing or other materials proposed to be used in connection with any Allergan Trademark. If, in Licensor’s reasonable opinion, any such product or material reasonable fails to conform to the obligations set forth in Paragraphs A and C herein, Licensee shall, if so directed by Licensor (i) promptly correct all such deficiencies or failures and (ii) cease any use of the Allergan Trademarks in connection with such product or material, as applicable, until such deficiencies or failures are corrected to Licensor’s reasonable satisfaction.

C.	Use of the Allergan Trademarks. In order for the Allergan Trademarks to maintain their value and enforceability, they must be used in the proper way on packaging, labeling, websites and in advertising and promotional materials. The following guidelines and standards shall be followed to achieve this objective:

1.	At least once in each type of material or website, the appropriate trademark symbol should be used acknowledging the Licensor’s ownership of any Allergan Trademarks that are used.

2.	The Allergan Trademarks should not be used as the generic word for any product, but rather shall be used in all capital letters with the word “brand” following the Allergan trademark (or another similar manner) to prevent any suggestion that the Allergan trademarks are a generic name for the product.

3.	The Allergan Trademarks shall never be used in connection with disparaging, defamatory, scandalous or other objectionable materials or websites.

4.	The Allergan Trademarks shall not be used in false or misleading advertising or in any other illegal manner.

5.	The Allergan Trademarks shall not be altered, abbreviated or modified from the form in which they are licensed.

6.	Licensee may not use any Allergan Trademark in any way that is, or appears to be, conjoined with any other mark or name.